UNITED STATES
SECURITIES and EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

001-33013
(Commission File Number)

Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLUSHING BANK 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flushing Financial Corporation
220 RXR Plaza
Uniondale, New York 11556

FLUSHING BANK 401(k) SAVINGS PLAN

Index

Page(s)

Reports of Independent Registered Public Accounting Firms	2

Financial Statements:
Statements of net assets available for benefits
as of December 31, 2014 and 2013	4

Statement of changes in net assets available for benefits
for the year ended December 31, 2014	5

Notes to financial statements	6 – 15

Supplemental Schedule*:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	17

Signatures	18

Index to Exhibits	19

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Flushing Bank 401(k) Savings Plan
Uniondale, New York

We have audited the accompanying statements of net assets available for benefits of Flushing Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
New York, New York
June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Flushing Bank 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Flushing Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of Flushing Bank 401(k) Savings Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
New York, New York
June 27, 2014

FLUSHING BANK 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2014	2013
Assets:

Investments, at fair value	$42,422,585	$39,267,458

Receivables:
Employer contributions receivable	2,527,150	2,438,420
Notes receivable from participants	851,500	743,346
Total receivables	3,378,650	3,181,766

Net assets available for benefits	$45,801,235	$42,449,224

The accompanying notes are an integral part of these financial statements.

FLUSHING BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended
December 31, 2014
Additions:

Investment income:
Net appreciation in fair value of investments	$494,188
Dividends and interest	862,194

Total investment income	1,356,382

Interest income on notes receivable from participants	33,533

Contributions:
Employer cash contributions	265,494
Employer non cash contributions (FFIC common stock)	2,792,350
Participant contributions	1,792,355
Participant rollovers	889,830
Total contributions	5,740,029

Total additions	7,129,944

Deductions:

Administrative expenses	19,552
Benefits paid to participants	3,758,381
Total deductions	3,777,933

Net increase	3,352,011

Net assets available for benefits – December 31, 2013	42,449,224

Net assets available for benefits – December 31, 2014	$45,801,235

The accompanying notes are an integral part of this financial statement.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan:

The following description of the Flushing Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Flushing Bank (the “Bank”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company"), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	General:
The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees age 21 and older of the Bank and participating affiliates.  However, participants are not eligible to receive Bank contributions until they have completed one year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan Trustee is Prudential Bank & Trust, FSB.  The Plan is comprised of the following three components: participant deferrals (including Bank matching contributions), Profit Sharing (“PS”) contributions and Defined Contribution Retirement Program (“DCRP”) contributions.  All three components of the Plan as well as all earnings and losses thereon are segregated by component.

b.	Contributions:
Participant contributions can be no less than 1% nor greater than 25% of the participant’s base compensation for each plan year.  Participant contributions could not exceed $17,500 annually for the plan year ended December 31, 2014, adjusted as prescribed under the Internal Revenue Code. Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  The Bank will match 50% of each participant’s base contributions up to a maximum of 3% of the participant’s base compensation. Of the 50% match, one half of the match will be made in Company common stock, which the participant has the ability to immediately re-allocate. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements will annually have a contribution made to their individual accounts equal to 4% of their base compensation.  PS contributions will be made annually at the Bank’s discretion.  Any such contribution shall be allocated among eligible employees in proportion to each such employee’s eligible compensation for the entire year in which the effective date occurs.  PS and DCRP contributions will be initially made in the form of Company common stock, which the participant has the ability to immediately re-allocate.  Employer non cash contributions reported on the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2014, include $2,527,150 in contributions receivable. This receivable represents $1,613,438 contribution to the PS and $913,712 contribution to the DCRP for the year ended December 31, 2014, which were made in February 2015.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

c.	Participant accounts:
Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, PS contributions and DCRP contributions, and related net earnings and losses thereon and charged for withdrawals and certain administrative expenses. The Plan assets were segregated into fourteen (14) investment accounts at December 31, 2014 and were segregated into fifteen (15) investment accounts at December 31, 2013.  All Plan assets are held by Prudential Bank and Trust, FSB.

d.	Vesting:
Participants are immediately 100 percent vested in their salary deferral contributions plus earnings and losses thereon. Vesting of employer contributions plus earnings and losses thereon is based on continuous years of service. A participant vests 20 percent per year of credited service and is 100 percent vested after five years of credited service.  In addition, a participant also becomes 100 percent vested when they reach their normal retirement date, early retirement date, the occurrence of a change of control, upon the participant’s death, or the date the participant becomes disabled.

e.	Forfeitures:
Under the Plan if a Participant who is not fully vested in the net value of his/her account terminates employment, the non-vested portion of the account shall constitute a forfeiture upon the earlier of when the participant takes a lump sum distribution of the vested portion of the account or the participant has been terminated from the Plan for five years. PS forfeitures shall be allocated among all participants who were eligible employees during the year in proportion to their compensation for the portion of the plan year during which they were eligible employees. Such allocation shall be made after allocation of any employer contributions for the plan year. In the event any such allocation causes the allocations to a participant’s account for a plan year to exceed the limits of the Internal Revenue Service, such excess amount shall be allocated among all remaining participants in repeated applications of this paragraph. All other forfeitures, when available, arising from DCRP contributions or matching contributions to the Plan will be used to pay certain administrative expenses of the Plan. In 2014, $17,076 in forfeitures was used to pay certain Plan administrative expenses.  At December 31, 2014 forfeited non-vested accounts totaled $298,086 of which $184,734 were PS forfeitures. At December 31, 2013 forfeited non-vested accounts totaled $272,308 of which $191,478 were PS forfeitures.

f.	Investment options:
Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the fourteen (14) offered investment accounts. Thereafter, a participant may direct investment changes in their accounts daily.

g.	Payment of benefits:
Upon termination of service, a participant is entitled to receive a lump sum equal to the value of his or her account to the extent such funds are vested.  If a participant's employment with the Bank is terminated for any other reason than death, disability or retirement and the account balance does not exceed $1,000, the Plan will automatically distribute a lump-sum payment to the participant.

h.	Voting rights:
With respect to the Company’s common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. For the mutual funds, the shares are voted at the discretion of the Plan Administrator.

i.	Notes receivable from participants:
Loans are made available to all participants. All loans must be collateralized by a security interest in the participant’s vested interest under the Plan equal to the amount of the loan.  Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding PS and DCRP contributions and any earnings or losses thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months.

The term of a loan to a participant shall be no greater than five years, except to acquire a principal residence in which case the term shall be no greater than 10 years. Loans bear a rate of interest (currently prime plus one percent rounded to the nearest one quarter of one percent).  At December 31, 2014 and 2013, all outstanding loans bore an interest rate of 4.25%.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

2.	Summary of Significant Accounting Policies:

a.	Basis of presentation:
The accompanying financial statements have been prepared using the accrual method of accounting as required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  At December 31, 2014 and 2013, the Plan invested in one fund that was considered a fully benefit-responsive investment, the Prudential Guaranteed Income Fund.

b.	Use of estimates:
The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Investment valuation and income recognition:
The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock.  Dividend and interest income on investments held by the funds are reinvested by each fund.  Purchases and sales of securities are recorded on a trade date basis.  The contract value of the Prudential Guaranteed Income Fund represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The fair value of traditional guaranteed investment contracts (“GIC”) are based on the present value of future cash flows using the current discount rate.  However, the Prudential Guaranteed Income Fund is not considered a traditional GIC and therefore there are not any known cash flows that could be discounted.  As a result, the fair value is equal to the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis.  Certain factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account are used to establish interest crediting rates.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%. The Prudential Guaranteed Income Fund’s average yield earned and credited to participants was 1.70% and 1.85% for 2014 and 2013, respectively.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan, or (4) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

d.	Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded.

e.	Expenses:
The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion.  Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.

f.	Payment of benefits:
Benefit payments to participants are recorded upon distribution.

3.	Fair Value Measurements:
Financial assets and financial liabilities reported at fair value are required to be measured based on either: (1) quoted prices in active markets for identical financial instruments (Level 1), (2) significant other observable inputs (Level 2), or (3) significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – where quoted market prices are available in an active market.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued.  Fair value can also be estimated by using pricing models, or discounted cash flows.  Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads.  In addition to observable market information, models also incorporate maturity and cash flow assumptions.

Level 3 – when there is limited activity or less transparency around inputs to the valuation.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, and the method that was used to determine their fair value, at December 31, 2014 and 2013.

	At December 31, 2014
	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:

Mutual funds	$17,379,625	$-	$-	$17,379,625
Common stock	20,486,593	-	-	20,486,593
Guaranteed income fund	-	-	4,556,367	4,556,367

Total assets at fair value	$37,866,218	$-	$4,556,367	$42,422,585

	At December 31, 2013
	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:

Mutual funds	$14,842,017	$-	$-	$14,842,017
Common stock	20,594,075	-	-	20,594,075
Guaranteed income fund	-	-	3,831,366	3,831,366

Total assets at fair value	$35,436,092	$-	$3,831,366	$39,267,458

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

Mutual funds – (Level 1) Valued at the net asset value (quoted market prices) of shares held by the plan at December 31, 2014 and 2013.

Common stock – (Level 1) Valued at the closing price reported on the active market on which the security is traded at December 31, 2014 and 2013.

Guaranteed income fund – (Level 3) Valued based on book value which is the same as fair value of the fund at December 31, 2014 and 2013, which was calculated by adding deposits made with earnings at guaranteed crediting rates, less withdrawals and fees.

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, classified within Level 3 of the valuation hierarchy for the year ended December 31, 2014:

Guaranteed income fund	For the year ended
December 31, 2014
Beginning balance	$3,831,366
Contributions, net exchanges	1,711,084
Interest income	73,606
Sales, repayments, settlements, net	(1,059,689)
Ending balance	$4,556,367

The fair value of the Guaranteed Income Fund is based on significant unobservable inputs, including the credit worthiness of the issuer, Prudential Retirement Insurance and Annuity Company. Significant fluctuations in any of the inputs in isolation could result in a significantly different fair value measurement.

4.	Risks and Uncertainties:
The Plan currently invests in thirteen mutual funds, one guaranteed income fund and one equity security.  These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

5.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets.

	As of December 31,
	2014	2013

Flushing Financial Corporation Common Stock, 1,010,685 and 994,883 shares, respectively	$20,486,593	$20,594,075
Prudential Guaranteed Income Fund	4,556,367	3,831,366
Prudential Stock Index Fund, 82,360 and 70,985 shares, respectively	3,575,250	2,896,195
Pioneer Fundamental Value Fund, 139,690 and 115,979 shares, respectively	2,471,117	2,270,859

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

For the year ended
December 31, 2014

Flushing Financial Corporation Stock	$(362,589)
PIMCO Total Return Fund	49,114
Alger MidCap Growth Institutional Fund	47,175
Prudential Stock Index Fund	341,491
American Funds Growth Fund of America	147,661
Thornburg International Value Fund	(122,495)
Victory Special Fund	5,371
Pioneer Fundamental Value Fund	206,855
Allianz NFJ Small Cap Value Fund	(14,733)
Lord Abbett Development Growth Fund	57,403
Oakmark Equity and Income Fund	22,049
Prudential Jenison MidCap Growth Class A Fund	75,870
JP Morgan MidCap Value A Fund	39,786
PIMCO All Asset All Authority A Fund	1,230

Net appreciation	$494,188

6.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

7.	Federal Tax Status:

The Internal Revenue Service ("IRS") has determined and informed the Bank by a signed letter dated July 25, 2011 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore exempt from taxation. The Plan has since been amended and to the best of management’s belief, the Plan is designed and operating in accordance with the Internal Revenue Code as of December 31, 2014.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

U.S. GAAP require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; currently the Plan year ending December 31, 2013 is in the preliminary stage of an audit.  As of the date of this filing, the Plan Administrator is not aware of any findings resulting from the current IRS audit.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8.	Related-Party Transactions

Plan investments include a guaranteed income fund issued by the Prudential Retirement Insurance and Annuity Company and two mutual funds issued by Prudential Investments.  For the year ended December 31, 2014 and 2013, the Plan Trustee was Prudential Bank & Trust, FSB.  The Plan also includes the common stock of Flushing Financial Corporation, the parent company of the Bank. Accordingly, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

9.	New Authoritative Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” which seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. We are currently evaluating the impact of adopting this new guidance on our consolidated results of operations and financial condition.

SUPPLEMENTAL SCHEDULE

FLUSHING BANK 401(k) SAVINGS PLAN

EIN 41-2231564
Plan 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par, or maturity value	Cost	value
*	Flushing Financial Corp.	Common Stock	**	$20,486,593
	PIMCO	Total Return Fund	**	2,229,177
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	**	4,556,367
*	Prudential	Stock Index Fund	**	3,575,250
	Alger	MidCap Growth Institutional Fund	**	543,934
	American Funds	Growth Fund of America	**	1,801,026
	Thornburg	International Value Fund	**	1,839,764
	Victory	Special Value Fund	**	85,012
	Pioneer Fundamental	Value Fund	**	2,471,117
	Allianz NFJ	Small Cap Value Fund	**	1,019,993
	Lord Abbett	Development Growth Fund	**	1,959,693
	Oakmark	Equity and Income Fund	**	444,677
	JP Morgan	MidCap Value Fund	**	448,437
*	Prudential	Jennison MidCap Growth Fund	**	961,545
*	Notes Receivable from Participants	All loans bear an interest rate of 4.25% with maturity dates ranging from 2015 through 2022	$-	851,500

		Total		$43,274,085

*    Party-in-interest to Plan
** Cost omitted for participant directed investments

FLUSHING BANK 401(k) SAVINGS PLAN

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Flushing Bank 401(k) Savings Plan

Date: June 26, 2015	By:	/s/ Ruth E. Filiberto
Ruth E. Filiberto
Plan Administrator

FLUSHING BANK 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23.1     Consent of Independent Registered Public Accounting Firm
23.2     Consent of Independent Registered Public Accounting Firm